                                                                    EXHIBIT 99.1

            AMDOCS LIMITED REPORTS 66.4% INCREASE IN FOURTH QUARTER
                                OPERATING INCOME

    -- ANNUAL REVENUE TOPS $600 MILLION; 17TH CONSECUTIVE YEAR OF GROWTH --

     St. Louis, MO -- November 9, 1999, Amdocs Limited (NYSE: DOX) today reported results for the fourth quarter and year ended September 30, 1999. For the quarter, revenue increased by 56.6% to $182.7 million while operating income grew to $43.4 million, an increase of 66.4%. Net income reached $29.8 million, or $0.15 per diluted share.

     Avi Naor, Chief Executive Officer of Amdocs Management Limited, noted, "We have achieved and exceeded all the financial and business goals for fiscal year 1999. Through continued success with new business, we have considerably expanded our market presence among leading wireless, wireline, IP/broadband data services and convergence carriers in both the United States and Europe. We have made important sales of new products, such as order management, intercarrier settlement, and www.self.service, our web-enabled product for bill view, analysis and payment. We have also closed sales of our solutions in the rapidly growing markets for Internet and broadband data services. In addition, through the pending acquisition of ITDS, we are significantly strengthening our outsourcing capabilities."

     Naor continued, "Our excellent results for the quarter and the year reflect the strength of our market, our solution offering and our business model. First, our target market -- the high-end and mid-tier telecom carriers, throughout the wireline, wireless and IP/broadband data service sectors -- continues to generate strong demand for our solutions. Second, our solution offering, which comprises convergent customer care, billing and order management systems together with a comprehensive range of services, is carefully attuned to the needs of the world's leading telecom companies. Third, through our solution-based, service-oriented model, we develop long-term ongoing relationships with our customers. The effectiveness of our business model is reflected in the consistent profitability and growth achieved by the company, both this year, and throughout our 17-year history."

     Naor concluded, "We enter fiscal 2000 with great confidence. We have an excellent pipeline and high visibility. Amdocs is very well-positioned to reap the benefits of the outstanding market opportunity for customer care and billing systems in the worldwide telecom industry."

     For Amdocs' fiscal year ended September 30, 1999, revenue grew by 55.3% to a record $626.9 million. Operating income for fiscal 1999 increased 73.2% to $147.0 million. Net income for the year was $98.5 million. Diluted earnings per share for fiscal year 1999 were $0.49.

AMDOCS

     Amdocs is a leading provider of product-driven customer care, billing and order management solutions to premier telecommunications companies worldwide. Amdocs has an unparalleled success record in project delivery of its mission-critical products. Human resources of more than 4,600 information systems professionals are exclusively dedicated to the telecommunications industry. Amdocs has an installed base of more than 300 successful projects in more than 75 major telecommunications companies throughout the world. For more information visit our Web site at www.amdocs.com.

     THIS PRESS RELEASE MAY CONTAIN FORWARD LOOKING STATEMENTS AS DEFINED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT MAY CAUSE FUTURE RESULTS TO DIFFER FROM THOSE ANTICIPATED. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, THE ADVERSE EFFECTS OF MARKET COMPETITION, RAPID CHANGES IN TECHNOLOGY THAT MAY RENDER THE COMPANY'S PRODUCTS AND SERVICES OBSOLETE, POTENTIAL LOSS OF A MAJOR CUSTOMER, AND RISKS ASSOCIATED WITH OPERATING BUSINESSES IN THE INTERNATIONAL MARKET. THESE AND OTHER RISKS ARE DISCUSSED AT GREATER LENGTH IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                 AMDOCS LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      THREE MONTHS ENDED    TWELVE MONTHS ENDED
                                                         SEPTEMBER 30,         SEPTEMBER 30,
                                                      -------------------   -------------------
                                                        1999       1998       1999       1998
                                                      --------   --------   --------   --------
                                                          (UNAUDITED)
Revenue:
  License...........................................  $ 22,400   $ 13,150   $ 74,387   $ 42,891
  Service...........................................   160,316    103,554    552,468    360,876
                                                      --------   --------   --------   --------
                                                       182,716    116,704    626,855    403,767
Operating expenses:
     Cost of license................................     1,455      2,211      5,515     10,732
     Cost of service................................   103,158     66,092    357,809    231,360
     Research and development.......................    12,350      7,485     40,874     25,612
     Selling, general and administrative............    22,323     14,812     75,659     51,168
                                                      --------   --------   --------   --------
                                                       139,286     90,600    479,857    318,872
                                                      --------   --------   --------   --------
Operating income....................................    43,430     26,104    146,998     84,895
Other expense, net..................................       803      2,354      6,223     24,126
                                                      --------   --------   --------   --------
Income before income taxes..........................    42,627     23,750    140,775     60,769
Income taxes........................................    12,788     11,875     42,232     30,385
                                                      --------   --------   --------   --------
Income before cumulative effect.....................    29,839     11,875   $ 98,543   $ 30,384
Cumulative effect of change in accounting principle,
  net of $277 tax...................................        --        277         --        277
                                                      --------   --------   --------   --------
  Net income........................................  $ 29,839   $ 11,598   $ 98,543   $ 30,107
                                                      ========   ========   ========   ========
Basic earnings per share
  Income before cumulative effect...................  $   0.15   $   0.06   $   0.50   $   0.19
  Cumulative effect of a change in accounting
     principle (less than $0.01)....................        --         --         --         --
                                                      --------   --------   --------   --------
  Net income........................................  $   0.15   $   0.06   $   0.50   $   0.19
                                                      ========   ========   ========   ========
Diluted earnings per share
  Income before cumulative effect...................  $   0.15   $   0.06   $   0.49   $   0.19
  Cumulative effect of a change in accounting
     principle (less than $0.01)....................        --         --         --         --
                                                      --------   --------   --------   --------
  Net income........................................  $   0.15   $   0.06   $   0.49   $   0.19
                                                      ========   ========   ========   ========
Basic weighted average number of shares
  outstanding.......................................   198,800    196,800    197,436    158,528
                                                      ========   ========   ========   ========
Diluted weighted average number of shares
  outstanding.......................................   201,906    198,361    200,262    159,442
                                                      ========   ========   ========   ========

                                 AMDOCS LIMITED

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                           ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 85,174   $ 25,389
  Accounts receivable, including unbilled of $3,415 in 1999
     and $10,331 in 1998....................................   145,184     79,723
  Accounts receivable from related parties, including
     unbilled of $828 in 1999 and $537 in 1998..............    14,128     10,235
  Deferred income taxes and taxes receivable................    29,899     14,534
  Prepaid expenses and other current assets.................    16,390     11,991
                                                              --------   --------
          Total current assets..............................   290,775    141,872
Equipment, vehicles and leasehold improvements, net.........    83,997     46,404
Deferred income taxes.......................................     5,605      7,773
Intellectual property, net..................................    20,742     23,362
Other noncurrent assets.....................................    28,892     20,555
                                                              --------   --------
          Total assets......................................  $430,011   $239,966
                                                              ========   ========

       LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable and accrued expenses.....................  $ 64,802   $ 47,599
  Accrued personnel costs...................................    40,092     29,948
  Short-term financing arrangements.........................     2,381     91,565
  Deferred revenue..........................................   104,688     29,241
  Short-term portion of capital lease obligations...........     5,722      2,952
  Fair value of forward contracts...........................     3,792      2,926
  Income taxes payable and deferred income taxes............    33,412     21,919
                                                              --------   --------
          Total current liabilities.........................   254,889    226,150
Long-term portion of capital lease obligations..............    17,148      9,215
Other noncurrent liabilities................................    34,237     26,490
                                                              --------   --------
          Total liabilities.................................   306,274    261,855
                                                              --------   --------
Shareholders' equity (deficit):
  Preferred Shares - Authorized 25,000 shares; L0.01 par
     value; 0 shares issued and outstanding.................        --         --
  Ordinary Shares - Authorized 550,000 shares; L0.01 par
     value; 198,800 and 196,800 outstanding in 1999 and
     1998, respectively.....................................     3,181      3,149
  Additional paid-in capital................................   489,099    447,503
  Unrealized loss on derivative instruments.................    (1,157)    (1,495)
  Unearned compensation.....................................    (3,830)    (8,947)
  Accumulated deficit.......................................  (363,556)  (462,099)
                                                              --------   --------
          Total shareholders' equity (deficit)..............   123,737    (21,889)
                                                              --------   --------
          Total liabilities and shareholders' equity
           (deficit)........................................  $430,011   $239,966
                                                              ========   ========